SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
NABORS INDUSTRIES LTD.
(Name of Issuer and Person Filing Statement)
Options to Purchase Common Shares, $0.001 par value
(Title of Class of Securities)
G6359F103
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Shares)
Bruce M. Taten
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
P. Gregory Hidalgo
Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
(214) 220-7700
CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee
$22,955,633	$704.74

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The Calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common shares that are eligible for amendment will be tendered pursuant to this offer. These options have an aggregate value of $22,955,633 as of November 27, 2007, calculated based on a modified Black-Scholes option pricing model.
☑	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $704.74	Filing Party: Nabors Industries Ltd.
Form or Registration No.: 005-78460	Date Filed: November 29, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SIGNATURE
INDEX TO EXHIBITS

SCHEDULE TO
     This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Nabors Industries Ltd., a Bermuda-exempt company (“Nabors” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 29, 2007, is the final amendment relating to the offer (the “Offer”) made by the Company to amend certain options granted under the Nabors Industries, Inc. 1996 Employee Stock Plan and the Nabors Industries, Inc. 1998 Employee Stock Plan. This Amendment No. 1 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the exhibits thereto, including without limitation the Offer to Amend the Exercise Price of Certain Options, dated November 29, 2007, remain unchanged.
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
     The Offer expired at 12:00 Midnight Eastern Time on December 28, 2007. Pursuant to the Offer, the Company has accepted for amendment options to purchase an aggregate of 3,202,996 of the Company’s common shares. In connection with the surrender of those options for amendment, the Company has amended such options, effective immediately following the expiration of the Offer and will make cash payments with respect to each amended option in the aggregate amount of $3,363,326.59 on or about January 18, 2008, in accordance with the terms of the Offer.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Nabors Industries Ltd.

/s/ Mark Andrews
Mark Andrews Corporate Secretary

Date: December 31, 2007

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 29, 2007*
(a)(1)(B)	E-mail to all eligible employees from Lisa Wysocki, dated November 29, 2007*
(a)(1)(C)	Election Agreement Terms and Conditions*
(a)(1)(D)	Form of addendum/options history*
(a)(1)(E)	Form of amendment to stock option agreement(s) and agreement to make cash payment*
(a)(1)(F)	Forms of confirmation e-mails*
(a)(1)(G)	Forms of reminder e-mails to eligible employees*
(b)	Not applicable
(d)(1)	Form of stock option agreement under the Nabors Stock Plans (incorporated by reference to Exhibit 10.04 from the Company’s Form 8-K filed with the SEC on March 2, 2005)
(d)(2)	Nabors Industries, Inc. 1996 Employee Stock Plan (incorporated by reference to Annex B to the Company’s Proxy Statement on Schedule 14A filed with the SEC on January 31, 1996)
(d)(3)	Nabors Industries, Inc. 1998 Employee Stock Plan (incorporated by reference to Exhibit 10.19 to Nabors Industries, Inc.’s Form 10-K filed with the SEC on March 31, 1999)
(g)	Not applicable
(h)	Not applicable

*	Previously filed with the Schedule TO filed with the SEC on November 29, 2007, and incorporated herein by reference.